Trombly Business Law
1314 Main Street, Suite 102
Louisville, CO 80027
Phone: 617-243-0060
Fax: 617-243-0066

November 17, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549

Attn: Carlos Pacho, Senior Assistant Chief Accountant
Ivette Leon, Assistant Chief Accountant

Re: Command Center, Inc.
Form 10-K for Fiscal Year Ended December 30, 2016
Filed April 11, 2017
File No. 000-53088

Dear Mr. Pacho and Ms. Leon:

I am securities counsel for Command Center, Inc. (the "Company"). Set forth below is the Company's response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated November 7, 2017.

Item 9 Controls and procedures, page 33

b) Management's Report on Internal Control Over Financial Reporting

Comment: Please revise to provide all the disclosures required by Item 308(a) of Regulation S-K.

Response: The Company respectfully believes it has substantially complied with Item 308(a). In the first paragraph under the subheading "Item 9A. Controls and Procedures" the Company states "Based upon that evaluation, our CEO and CFO concluded that, as of December 20, 2016, our disclosure controls and procedures were effective." While the Company did not directly state that "internal control over financial reporting was effective," it did state that overall "disclosure controls and procedures" were effective and that includes internal controls. Thus, although the Company did not make the precise statement required by Item 308(a), it did provide the substantive information in the paragraph referenced. The Company respectfully believes that shareholders will understand that overall procedures includes internal controls.

The Company additionally agrees to ensure that its future filings on Form 10-K contain more precise language to more clearly provide the information required by Item 308(a) of Regulation S-K.

Trombly Business Law
1314 Main Street, Suite 102
Louisville, CO 80027
Phone: 617-243-0060
Fax: 617-243-0066

If you have further questions or comments, please feel free to contact me. I am happy to cooperate in any way I can.

Regards,

Amy M. Trombly, Esq.